As filed with the Securities and Exchange Commission on April 23, 2012

Securities Act File No. 333-167629

Investment Company Act File No. 811-22430

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

(Pursuant to Section 13(e)(1) of the

Securities Exchange Act of 1934)

(Amendment No. 1)

Man Long Short Fund

(Name of Issuer)

Man Long Short Fund

(Names of Person(s) Filing Statement)

Shares of Beneficial Interest, Par Value $0.01

(Title of Class of Securities)

56164W103 (Class Advisor)

56164W201 (Class Broker)

(CUSIP Number of Class of Securities)

Orly Lax, Esq.

Man Long Short Fund

One Rockefeller Plaza, 16th Floor

New York, NY 10020

(646) 452-9640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Michael S. Caccese, Esq.

K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, MA 02111

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Man Long Short Fund (the “Fund”) relating to an offer to purchase (the “Offer”) up to $4,643,258 of shares of beneficial interest (“Shares”) in the Fund or portions thereof pursuant to tenders by shareholders of the Fund at their estimated net asset value as of March 30, 2012 and originally filed with the Securities and Exchange Commission on January 25, 2012, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at midnight, Eastern time, on February 22, 2012. Pursuant to the Offer, $0 of Shares were tendered and accepted by the Fund at a net asset value of $9.6607 for Advisor Class and $9.7532 for Broker Class as determined as of March 30, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Man Long Short Fund

By:	/s/ Jordan Allen
Jordan Allen
President

April 23, 2012